Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Members
GGP-TRS, L.L.C.:

We consent to the incorporation by reference in the registration statement on Form F-3 of Brookfield Property Partners L.P. of our report dated February 28, 2013, with respect to the consolidated balance sheets of GGP-TRS, L.L.C. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two year period ended December 31, 2012, not included herein, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Chicago, Illinois
June 2, 2014